UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For September 27, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  September 27, 2004

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M E D I A   R E L E A S E


      PRECISION DRILLING CORPORATION UNVEILS NEW TECHNOLOGY SERVICES BRAND
                    AT 80TH ANNUAL SPE TECHNOLOGY CONFERENCE

      PRECISION DRILLING CORPORATION DEMONSTRATES COMMITMENT TO EFFICIENT, FIT-FOR-PURPOSE OILFIELD TECHNOLOGY SERVICES IN EVOLVING INTERNATIONAL MARKETS
--------------------------------------------------------------------------------

         Calgary, Alberta, Canada, September 27, 2004 -- Precision Drilling Corporation (the "Company" or "Precision"), a global oilfield services company, announced today the launch of a branding campaign focused on its Technology Services business segment. This initiative marks an important milestone in the Company's technology services development as the companies that currently collectively make up the Technology Services business segment will be combined under a single brand. The business segment will comprise three divisions:
Precision Wireline Services, Precision Drilling & Evaluation Services, and Precision Production Services. The single brand for Precision Energy Services will both unite the organization across common objectives and enable the group to rapidly build awareness of its capability to deliver the industry with efficient, cost-effective, fit-for-purpose technologies and services

         This brand evolution reflects the Company's commitment to deliver on the industry challenge of accessing and developing oil and gas fields efficiently and effectively. According to current industry reports, most of the "easy" oil has already been found and only difficult reserves remain. As production efforts call for enhanced recovery techniques, the need for customized solutions will increase in demand. To meet this demand, Precision Energy Services offers a streamlined, integrated approach that will meet the emerging customer needs.

         "This is a major milestone for Precision Energy Services because it is much more than a new logo" said John King, Senior Vice President Precision Energy Services. "We are committed to providing the industry with the best-technology-for-the-situation solutions. It also reinforces our focus on giving customers precisely what they need -- nothing more, nothing less. We are NOT attempting to position ourselves as the innovators of new technology for technology's sake, and then attempting to recoup high R&D costs from customers under increasing pressure to manage costs. We are working efficiently and effectively to meet the industry's changing needs, and strengthening our long-term relationships with customers by partnering with them to provide fit-for-purpose services that meet their bottom-line objectives."

         The single brand will provide customers rapid insight regarding the breadth of services, from early production systems, performance drilling services, formation evaluation, and well testing and production assessment. Building upon the strengths the organization has established in North America, the product lines have secured bridgeheads in various geographic locations.

         In the North Sea, recent success with the Revolution(TM) Rotary Steerable System is supported by five years of advanced underbalanced drilling services. In the South China Sea, operators are staying ahead of the drilling curve by using Precision Energy Services' technologies. The Company is also building on its record of successful underbalanced Controlled Pressure Drilling(TM) (CPD(TM)) operations in the Middle East. In Mexico services are being combined with its drilling rig business to provide efficient integrated services through a performance incentive-based contract.

         Introduction of the Company's new brand will be anchored by a new logo, symbolizing combined resources across a single organization. The design of the "Precision link" logo was inspired by M.C.Esher, a 19th Century artist famed for his depiction of intelligent structures with intrigue. Building on the strength of the Precision Drilling Corporation logo and the strong association with the color green, the new logo symbolizes the Company's commitment to achieve more with less, to join competencies and service delivery around a common goal, and to deliver fit-for-purpose technologies focused on improving efficiencies and delivering the best value-for-money service in the industry.

                                      # # #

Certain statements contained in this press release, including statements relating to matters that are not historical facts, are forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; technological innovations by third parties; competition; the ability to successfully carry out its intentions; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

ABOUT PRECISION DRILLING CORPORATION

Precision Drilling Corporation (TSX: PD and PDU; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe. Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT HANK B. SWARTOUT, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OR DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM